Exhibit 99.106

VOX ROYALTY ANNOUNCES RECORD

FINANCIAL RESULTS FOR 2021

TORONTO, CANADA – April 26, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”) is pleased to announce its operating and financial results for the fourth quarter and year ended December 31, 2021. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “2021 was a significant value accretive year for the Company, delivering peer leading shareholder-focused growth. Vox achieved record revenues, gross profits and operating cash flows while continuing to grow value per share through disciplined accretive transactions. 2022 will be a highly productive year of rapid organic portfolio development, accretive royalty acquisitions and expanded capital markets awareness with a potential secondary NASDAQ listing. The current environment for the Vox portfolio of royalties in tandem with the acquisitional growth landscape for the business is the strongest it has been over the nine-year corporate history of Vox.”

Full Year 2021 Highlights

•	Record revenue of $3,651,717 (C$4,584,000);

•	Record cash flows from operating activities of $768,346;

•	Record gross profit of $2,679,125;

•	Strong balance sheet position at period end, including cash on hand of $5,064,802, working capital of $6,209,207 and total assets of $27,305,421;

•	Divested two non-core graphite royalties, recognizing a gain on sale of $2,030,700;

•	More than doubled 2021 annual revenue guidance in July 2021 and fulfilled the increased forecast;

•	Increased production stage royalty asset count from two at the end of 2020 to five asset at the end of 2021;

•	Maintained its industry-leading growth rate though the completion of 7 transactions to acquire a total of 17 royalties during the year, reaching a total critical mass of >50 royalties and streams;

•	Pursuant to the Company’s normal course issuer bid, purchased and cancelled 758,400 common shares at an average share price of C$2.95;

•	Commenced trading on the OTCQX on August 10, 2021; and

•	Significant operating partner updates, including over 170,000 metres of partner-funded drilling completed on Vox royalty-linked claims and tenements.

Fourth Quarter 2021 Highlights

•	Revenue of $574,214;

•	Cash flows from operating activities of $417,973;

•	Increased producing royalty count to 5 assets following achievement of commercial production at the Segilola Gold Mine, as reported by Thor Explorations Ltd. (TSXV: THX) on October 5, 2021; and

•	Expanded independent research coverage following initiation by Laurentian Bank Securities.

Subsequent to 2021

•	Executed a binding agreement with a private, arm’s-length, South African registered company, to acquire two platinum group metals royalties for total consideration of up to C$10,400,000, described further in the Transaction Updates section of this press release;

•	Released its inaugural Asset handbook;

•	Announced the filing of an initial application to list its common shares on The NASDAQ Stock Market; and

•	Significant operator updates, including:

○	Feasibility study released for the South Railroad gold project in Nevada;
○	106% increase in mineral resource at the Pedra Branca platinum group element project;
○	Maiden Puzzle North gold resource estimate; and
○	113% increase in gold resource estimate at the Bulgera gold project in Australia.

Summary of Quarterly and Annual Results

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
	$	$	$	$
Statement of loss and comprehensive loss
Revenues	574,214	115,975	3,651,717	126,227
Gross profit	199,656	99,905	2,679,125	105,391
Net loss	(4,320,912)	(2,751,464)	(4,132,019)	(10,231,403)
Net loss per share	(0.11)	(0.09)	(0.11)	(0.35)
Cash flows from (used in) operating activities	417,973	(453,254)	768,346	(1,844,454)

For complete details, please refer to the Consolidated Financial Statements and associated Management Discussion and Analysis for the year ended December 31, 2021, available on SEDAR (www.sedar.com) or on Vox’s website (www.voxroyalty.com).

Transaction Updates

El Molino (Peru)

On April 26, 2022, Vox entered into a sale and purchase agreement with a subsidiary of hearing aid technology company Nuheara Ltd. (“Terrace Gold”) to acquire all of Terrace Gold’s rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino 0.5% NSR royalty in Peru. The upfront consideration issued to Nuheara Ltd. will be US$50,000 in common shares of the Company, subject to the approval of the TSX Venture Exchange. A further payment of US$450,000 is payable, in cash or common shares of the Company (at the Company’s sole election), following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.

The El Molino claim is part of the integrated pre-feasibility stage El Galeno porphyry copper-gold-molybdenum-silver property and is owned and operated 60% by China Minmetal Non-Ferrous Metals Co., Ltd. (“China Minmetals”) and 40% by Jiangxi Copper Company Ltd. (“Jiangxi Copper”). In March 2008, the prior El Galeno project operator Northern Peru Copper Corp. was acquired for C$455 million in a takeover by an acquisition corporation owned 60/40 by China Minmetals and Jiangxi Copper.

PGM Royalties (South Africa)

Vox is pleased to announce that it has completed the acquisition of two royalties (the “PGM Royalties”) from a private, arm’s length, South African registered company (the “SA Vendor”), as originally announced in the Vox press release dated January 18, 2022 (the “Announcement”).

Pursuant to the terms of the transaction documents, the SA Vendor was issued 409,500 common shares of Vox for the upfront stock portion of the purchase price, being C$1,500,000 (the “Vox Shares”). The Vox Shares were issued at the trailing 5-day volume weighted average price prior to the date of the Announcement, being C$3.663 per Vox Share. Vox will be required to pay the SA Vendor up to an additional C$8,900,000 in common shares of Vox, cash, or a mixture of cash and common shares (at Vox’s sole election) on the occurrence of the following events: (i) C$1,500,000 within 10 business days of cumulative royalty receipts from the PGM Royalties by Vox or an affiliate thereof exceeding C$500,000; (ii) C$400,000 within 10 business days of cumulative royalty receipts from the PGM Royalties by Vox or an affiliate thereof exceeding C$1,000,000; (iii) C$7,000,000 within 10 business days of cumulative royalty receipts from the PGM Royalties by Vox or an affiliate thereof exceeding C$50,000,000. For additional information, please refer to the Announcement at www.voxroyalty.com.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This press release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the fiscal 2022 year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in, and the potential listing of Vox’s common shares on the NASDAQ.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.